FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2003.

Total number of pages: 7.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Notice of Treasury Stock Changes]	4
2. [(English Translation) Report on Corporate Stock Repurchase]	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    October 8, 2003

October 8, 2003

Notice of Treasury Stock Changes

Nomura Holdings, Inc. (NHI) reports on the treasury stock changes during the second quarter of the fiscal year ended March 31, 2004, pursuant to Section 204.33 of the NYSE Listed Company Manual. The details are as follows:

1. Type of shares:	NHI common stock

2. Report period:	July 1, 2003 through September 30, 2003

3. Number of shares repurchased:	None

4. Aggregate purchase amount:	None

5. Number of treasury shares disposed:	4,650,000 shares

6. Aggregate disposal amount:	7,966,752,000 yen

Reference:

1) Details of the stock repurchase program authorized at the 99th Annual General Meeting of Shareholders held on June 26, 2003

1. Type of shares:	NHI common stock

2. Total number of shares authorized for repurchase:	Up to 100,000,000 shares

3. Total value of shares authorized for repurchase:	Up to 150 billion yen

2) For detailed information with respect to the disposal of treasury shares, which was resolved at a meeting of the Executive Management Board held on August 22, 2003 together with the secondary offering of NHI’s shares and secondary offering conducted by exercise of over-allotment option, please refer to the press release entitled “Nomura Announces Secondary Offering of its Shares and Disposal of Treasury Shares”, which was submitted on Form 6-K to the SEC via EDGAR and is available on its website.

(English Translation)

Report on Corporate Stock Repurchase

(report pursuant to Article 24-6, paragraph 1 of Securities and Exchange Law)

Director General of Kanto Finance Bureau

October 8, 2003

Nomura Holdings, Inc.

President & CEO        Nobuyuki Koga

Address of Principal Office: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, JAPAN

TEL: 81-3-5255-1000

Contact Person: Nomura Holdings, Inc.

                          General Manager of General Affairs Dept.        Katsuo Tsunematsu

Address of Nearest Contact: Same as the above

TEL: Same as the above

Contact Person: Same as the above

Locations where Copies of Report of Corporate Stock Repurchase are Available for Public Inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo
Osaka Securities Exchange Co., Ltd.	1-6-10, Kitahama, Chuo-ku, Osaka
Nagoya Stock Exchange Co., Ltd.	3-3-17, Sakae, Naka-ku, Nagoya
Osaka Branch of Nomura Securities Co., Ltd.	2-5-4, Kitahama, Chuo-ku, Osaka
Nagoya Branch of Nomura Securities Co., Ltd.	2-19-22, Nishiki, Naka-ku, Nagoya
Yokohama Branch of Nomura Securities Co., Ltd.	4-52, Onoecho, Naka-ku, Yokohama
Kobe Branch of Nomura Securities Co., Ltd.	1-5-32, Sannomiyacho, Chuo-ku, Kobe
Chiba Branch of Nomura Securities Co., Ltd.	1-14-13, Fujimi, Chuo-ku, Chiba

(Note) Although the Securities and Exchange Law does not require us to keep the report for public inspection at Osaka, Nagoya, Yokohama, Kobe and Chiba Branches of Nomura Securities Co., Ltd., we will do so for investors’ convenience.

(English Translation)

Class of Shares                                                          Common Stock

1.    State of Corporate Stock Repurchase

(1) State of Repurchase in accordance with the Resolution at Annual General Meeting of Shareholders (“AGM”)

as of September 30, 2003

Section	Number of Shares	Total Value of Shares	Remarks
Resolution at AGM (Resolution on June 26, 2003)	100,000,000 shares	150,000,000,000 yen	(Note	)
Stock repurchase during this reporting month (Date of Stock Repurchase)	—	—
Aggregate number of shares repurchased as of the end of this reporting month	—	—
Progress with stock repurchase	—	—

(Note)  The ratio of (i) the total number of shares for authorized for repurchase at the annual general meeting of shareholders pursuant to Article 210, paragraph 1 under the Commercial Code divided by (ii) the total number of outstanding shares as of the date of closing of the annual general meeting of shareholders is 5.1%.

(2)  Repurchase from Subsidiaries

Not applicable.

(3)  Repurchase for Retirement of Shares by Valuation Allowance

Not applicable.

(English Translation)

2.  Disposal of Treasury Shares

as of September 30, 2003

Section	Number of Shares		Aggregate Disposal Amount	Remarks
Treasury shares disposed subject to procedures for issuance of new shares	Sep. 25	4,650,000 shares	7,966,752,000 yen	(Note	)
	Total	4,650,000 shares	7,966,752,000 yen
Treasury shares retired		—	—
Treasury shares transferred upon merger, share exchange or corporate separation		—	—
Treasury shares retired by valuation allowance		—	—
Total		4,650,000 shares	7,966,752,000 yen

(Note)  The disposal of treasury shares was resolved at a meeting of the Executive Management Board held on August 22, 2003 together with the secondary offering conducted by underwriters and the secondary offering conducted by exercise of over-allotment option.

3.  State of Treasury Shares

as of September 30, 2003

Section	Number of Shares	Remarks
Total number of outstanding shares	1,965,919,860 shares
Number of treasury shares	20,409,000 shares
Number of treasury shares for retirement of shares by valuation allowance	—

(End)